UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                      April 17, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         325,000

    8.   Shared Voting Power:

         0

    9.   Sole Dispositive Power:

         325,000

    10.  Shared Dispositive Power:

         0





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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

         325,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         5.0%

14. Type of Reporting Person

         B/D


































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Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of M.H. Meyerson & Co., Inc., a New Jersey corporation (the "Issuer"), with its principal executive offices at 525 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.  Identity and Background

         This Statement is being filed by Electronic Trading Group, L.L.C. (the "Company"), a limited liability company organized under the laws of the State of Illinois. The Company is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The principal office of the company is 111 Broadway, Suite 300, New York, New York 10006. The Registered Agent and Office of the Company is Jeffrey S. Mester, 40 Skokie Boulevard, Suite 100, Northbrook, Illinois 60062.

         (d)  During the last five years none of the
    Managing Members of the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)  During the last five years none of the
    Managing Members of the Company has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and therefore none of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As set forth in Addendum 1, from February 29, 2000 to March 27, 2000, the Company purchased and sold shares of the Issuer's Common Stock through open market transactions at average daily prices ranging from $4.0389 to $6.5495 per share. On March 27, 2000, the
    Company owned no shares of the Issuer. From March 28, 2000 to April 17, 2000 the Company purchased shares of the Issuer at prices ranging from $3-7/8 to $6-3/4 per



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    share for an aggregate purchase price of $1,576,546.94,
    all of which was paid in cash that was deducted from the Company's working capital.

         No part of the purchase price paid by the Company is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transactions

         The Company may buy or sell additional shares of the Issuer in the open market, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

         Although it has no current plans to do so, the Company may in the future:

         1.   engage in an extraordinary corporate
              transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

         2. acquire a sufficient number of additional shares to exercise control of the Issuer.

         The Company has no present plans to engage in any of the other actions listed in Item 4 of the instructions to
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         a)   The Company beneficially owns, in the
         aggregate, 325,000 shares of the Issuer's Common
         Stock which constitutes 5.0% of the Issuer's outstanding Common Stock as of November 24, 1999.
         None of the Company's Member-Managers or Members owns any shares of the Issuer's Common Stock.

         b)   Of the 325,000 shares of Common Stock
         beneficially owned by the Company, the Company possesses the sole power to vote or direct the vote of all of the shares and the sole power to dispose of or direct the disposition of all shares.





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


         c) As shown on Addendum 1 hereto, from February 29, 2000 to March 27, 2000, the Company purchased and sold shares of the Issuer. On March 27, 2000, the Company owned no shares of the Issuer. From March 28, 2000 to April 17, 2000, the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate purchase of 325,000 shares. The shares were acquired in the open market for investment purposes.

         d) Aside from the Company, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, undertakings or relationships (legal or otherwise) between the Company and any other person with respect to any of the Issuer's securities.

Item 7.  Material to be Filed as Exhibits

         1. A list of the transactions in the Shares that were effected by the Company during the 60 days prior to April 17, 2000 is filed herewith as Addendum 1.

                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.

                              /s/ Robert Kanter
                              _____________________________
                          By:     Robert Kanter
                          Title:  Member Manager
                          Date:   April 27, 2000





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                           Addendum 1


                    SCHEDULE OF TRANSACTIONS

                Shares      Shares              Average Price Per Share
     Date      Purchased    (Sold)    Position  (excluding commission)

  2/29/00          100          0          100            5.20
  3/22/00       13,200          0       13,300            5.44
  3/22/00                   (100)       13,200            5.3
  3/23/00       14,500          0       27,700            5.54
  3/24/00       26,550                  54,250            6.30
  3/24/00                (55,100)        (850)            6.23
  3/27/00          850                       0            6.58
  3/28/00        9,600          0        9,600            6.5495
  3/29/00        8,900   (10,100)        8,400            6.5116
  3/30/00       13,200    (5,200)       16,400            6.000
  3/31/00       13,000          0       29,400            5.8587
   4/3/00       18,400    (4,200)       43,600            5.9239
   4/4/00       75,300      (100)      118,800            5.1596
   4/5/00       25,200    (7,800)      136,200            4.7175
   4/6/00       18,100    (3,900)      150,400            5.0259
   4/7/00        9,000          0      159,400            5.0806
  4/10/00       19,700          0      179,100            5.1101
  4/11/00        5,700          0      184,800            5.1047
  4/12/00       25,800          0      210,600            4.9921
  4/13/00       14,000          0      224,600            4.7500
  4/14/00       49,500          0      274,100            4.3283
  4/17/00       50,900          0      325,000            4.0389
__________________________________________________________________

Total          356,300   (31,300)      325,000            4.8509


















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